02021491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/29/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECEIVED MAR 21 2002

NAME OF BROKER-DEALER:
Pristine Securities, LLC d/b/a Mastertrader.com

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7-11 South Broadway
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Irwin (914) 682-7613
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaime Annexy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL J. IRWIN
Notary Public, State of New York
No 01IR6027177
Qualified in Rockland County
Commission Expires June 28, 2003

Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Members of
Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co LLP

New York, New York
March 12, 2002

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 117,759
Receivable from clearing broker	218,218
Equipment, at cost	
less accumulated depreciation of $192 (Note 2)	958
Intangible assets, at cost	
less accumulated amortization of $5,725 (Note 2)	17,175
Other assets	7,827
Total assets	$ 361,937

Liabilities and member's equity	
Liabilities:	
Accrued expenses and accounts payable	$ 91,267
Liabilities subordinated to claims of general creditors:	
Subordinated loan (Note 3)	75,000
Member's equity	195,670
Total liabilities and member's equity	$ 361,937

The accompanying notes are an integral part of these financial statements.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Pristine Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is engaged in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

On March 22, 2001, the members of Pristine Securities, LLC exchanged their membership interests for shares in Pristine Capital Holdings, which became the sole member and parent company of Pristine Securities, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with three months or less to maturity.

Income Taxes

The Company is a limited liability company that is treated as a partnership for Federal and State income tax purposes. As such, the members are required to report their respective shares of the Company's income or loss on their individual tax returns for the period January 1, 2001 to March 22, 2001. The parent company has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements. In addition, on a consolidated basis no tax will be paid because of the availability of net operating loss carryovers.

Intangible Assets

Costs incurred in the acquisition of the domain name and web site have been capitalized and is being amortized, using the straight-line method, over three years.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Equipment

Equipment is carried at cost, and is being depreciated using the straight-line method over three years.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into expense sharing agreements with an affiliated entity, for office space and telephone usage, which have not been finalized as of December 31, 2001, and for which $10,000 has been accrued as office rental expense.

In 2001, other operating costs have been paid for by an affiliated entity, which will not be charged to the Company.

In 2002, the Company will receive an intercompany charge of approximately $50,000 per month, for salary reimbursement, from Pristine Capital Holding, Inc., depending on revenues generated.

On March 12, 2001, Pristine Capital Holdings, Inc. loaned $75,000 to Pristine Securities, LLC under an approved subordinated loan agreement, maturing April 30, 2004, at which date the amount of the loan plus interest at 6% per annum shall become payable.

Payroll and other overhead expenses have been borne by affiliated entities. In addition, the Company incurred approximately $28,000 in costs associated with its formation in a prior year that were paid for by an affiliated entity.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 12-1/2% aggregate indebtedness during the first year of operations or $5000, whichever is greater. Net capital and aggregated indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $242,658, which exceeded its minimum requirement by $231,250.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001